Five Oaks Investment Corp. c/o Oak Circle Capital Partners LLC 540 Madison Ave 19th Floor New York, NY 10022 Tel: 212 257 5070

February 10, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Re:                 Five Oaks Investment Corp.

Registration Statement on Form S-11

File No.  333-193496

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-11 of Five Oaks Investment Corp. ( the “ Company “), as it may be amended,  be accelerated so that the Registration Statement may become effective at 5:00 p.m. EST on February 12, 2014, or as soon as possible thereafter.  In this regard, the Company is aware of its obligations under the Act.

The Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ken Mason or Dan Hartnett of Kaye Scholer LLP, at (212) 836-7630 and (312) 583-2380, respectively, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

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Sincerely,

/s/ David Oston

David Oston
Chief Financial Officer, Treasurer and Secretary